UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Forte Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

34962G109

(CUSIP Number)

Jacob Ma-Weaver

Cable Car Capital LLC

2261 Market Street #4307

San Francisco, California 94114

(415) 857-1965

Andrew Freedman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 15, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

Funicular Funds, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,031,987
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,031,987
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,031,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

Jacob Ma-Weaver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,031,987
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,031,987
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,031,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 34962G109

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and restated to read as follows:

The Shares to which this Schedule 13D relates were acquired for an aggregate purchase price of $2,592,739.82 inclusive of brokerage commissions. Funds for the purchase were obtained from the available working capital of the Fund. Although the Fund has the ability to obtain margin loans in the ordinary course of its business, no part of the purchase price was obtained on margin or through any other borrowings.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

The Reporting Persons purchased additional Shares in order to partially offset the dilutive effect of the Issuer's misguided At-the-market offering (the “ATM”). The percentage ownership in this filing is based on the number of Shares outstanding reported as of the Issuer’s most recent Quarterly Report filed on Form 10-Q; however, given the ongoing nature of the offering, the Reporting Persons do not know the actual number of Shares currently outstanding and the Reporting Persons’ percentage ownership may in fact be lower. The uncertainty surrounding the Issuer’s ATM coupled with the Issuer’s equally misguided poison pill has restricted the Reporting Persons from making additional open market purchases.

The Reporting Persons further note that the Issuer has yet to respond to any of the concerns raised in the Reporting Persons’ August 24, 2022 letter to the Issuer’s Board, allowing four weeks to pass without so much as an acknowledgment.

Item 5.	Interest in Securities of the Issuer

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Common Stock reported owned by the Reporting Persons is based on 20,340,265 shares outstanding as of August 12, 2022, which is the total number of shares outstanding as reported on the cover page of the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2022. As of the close of business on September 21, 2022, the Fund beneficially owned 2,031,987 Shares. Cable Car, as the General Partner of the Fund, may be deemed the beneficial owner of the 2,031,987 Shares owned by the Fund. Mr. Ma-Weaver, as the Managing Member of Cable Car, may be deemed the beneficial owner of the 2,031,987 Shares owned by the Fund.

(b)       The Fund has sole voting and dispositive power over the shares reported herein.

(c)       The transactions in the Shares by the Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference. None of the Fund, Cable Car or Mr. Ma-Weaver have entered into any transactions in the Shares since the filing of the Schedule 13D. Each Reporting Person and Cable Car disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

4

CUSIP No. 34962G109

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2022

Funicular Funds, LP

By:	/s/ Jacob Ma-Weaver
	Name:	Jacob Ma-Weaver
	Title:	Managing Member of the General Partner

/s/ Jacob Ma-Weaver
Jacob Ma-Weaver

5

CUSIP No. 34962G109

SCHEDULE A

TRANSACTIONS IN SECURITIES OF THE ISSUER
SINCE THE FILING OF AMENDMENT NO. 2 TO THE SCHEDULE 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Purchase of Common Stock	18,831	1.3092	08/25/2022
Purchase of Common Stock	4,467	1.3050	08/26/2022
Purchase of Common Stock	37,461	1.3050	08/29/2022
Purchase of Common Stock	27,333	1.3050	08/30/2022
Purchase of Common Stock	3,474	1.3050	08/31/2022
Purchase of Common Stock	16,616	1.3050	09/01/2022
Purchase of Common Stock	24,833	1.3047	09/02/2022
Purchase of Common Stock	1,195	1.3075	09/06/2022
Purchase of Common Stock	620	1.3061	09/07/2022
Purchase of Common Stock	23,733	1.3144	09/08/2022
Purchase of Common Stock	12,439	1.2847	09/09/2022
Purchase of Common Stock	4,447	1.3050	09/12/2022
Purchase of Common Stock	17,304	1.2742	09/13/2022
Purchase of Common Stock	50,647	1.2890	09/15/2022
Purchase of Common Stock	7,740	1.2450	09/16/2022
Purchase of Common Stock	50,000	1.2616	09/16/2022
Purchase of Common Stock	25,000	1.2258	09/19/2022
Purchase of Common Stock	46,521	1.2350	09/20/2022
Purchase of Common Stock	27,300	1.2348	09/21/2022